

GOLDCORP ANNOUNCES AGREEMENT WITH EXETER TO PROCEED WITH SUBSEQUENT ACQUISITION TRANSACTION

Vancouver, June 27, 2017 - GOLDCORP INC. (TSX: G, NYSE: GG) ("**Goldcorp**" or the "**Company**") announced today that the Company has entered into an arrangement agreement (the "**Arrangement Agreement**") with Exeter Resource Corporation ("**Exeter**") pursuant to which Goldcorp has agreed to acquire all of the common shares of Exeter (the "**Exeter Shares**") not already owned by Goldcorp or its affiliates by way of a plan of arrangement under section 288 of the *Business Corporations Act* (British Columbia) (the "**Arrangement**").

The Arrangement, which is subject to the approval of the holders of Exeter Shares (the "**Exeter Shareholders**"), will constitute the subsequent acquisition transaction proposed by Goldcorp in order to acquire all of the Exeter Shares that Goldcorp did not acquire under its offer to purchase dated April 20, 2017, as amended by a notice of extension and variation dated May 26, 2017 and a notice of extension dated June 7, 2017 (the "**Offer**"). As previously announced, Goldcorp acquired 77,428,836 Exeter Shares pursuant to the Offer in exchange for 0.12 of a common share in Goldcorp (each whole common share, a "**Goldcorp Share**") for each Exeter Share, being the same consideration payable under the Arrangement. As a result of the take up of the Exeter Shares deposited to the Offer, and an additional 614,748 Exeter Shares acquired by Goldcorp under the procedures for notices of guaranteed delivery in respect of the Offer, Goldcorp currently owns a total of 78,043,584 Exeter Shares, representing approximately 83.2% of the issued and outstanding Exeter Shares.

A special meeting (the "**Meeting**") of Exeter Shareholders has been called for 9:00 a.m. on July 31, 2017 to consider, and if thought advisable, pass a special resolution in relation to the Arrangement. Goldcorp intends to vote all of the Exeter Shares held by it in favour of the Arrangement resolution. Under applicable securities laws, all votes cast by Goldcorp, other than 2,968,050 Exeter Shares tendered by certain former officers and directors of Exeter (the "**Excluded Shares**"), are entitled to be included as votes in respect of the Arrangement resolution at the Meeting.

The completion of the Arrangement is subject to the satisfaction of certain customary conditions, including receipt of all necessary court and stock exchange approvals. As Goldcorp intends to vote the Exeter Shares held by it in favour of the Arrangement resolution, and, under applicable securities laws, all such votes, other than votes attributable to the Excluded Shares are entitled to be counted in respect to the Arrangement resolution at the Meeting, assuming all of the terms and conditions of the Arrangement are satisfied, the closing of the Arrangement is expected to take place on or about August 2, 2017 (the "**Effective Date**"). It is anticipated that any securities to be issued under the Arrangement will be offered and issued in reliance upon the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), provided by Section 3(a)(10) of the U.S. Securities Act and pursuant to applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Exeter will send to its shareholders and file with Canadian securities regulatory authorities and furnish to the Securities and Exchange Commission (the "**SEC**") a proxy circular relating to the Arrangement (the "**Proxy Circular**"). This news release is not a substitute for the Proxy Circular



or any other documents filed with the SEC by Exeter or Goldcorp. **EXETER SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLDCORP, EXETER AND THE ARRANGEMENT.** Materials filed with the Canadian securities regulatory authorities are available electronically on SEDAR at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC's website at www.sec.gov. Documents may also be obtained free of charge from the Corporate Secretary of Goldcorp at 3400-666 Burrard Street, Vancouver, B.C. Canada V6C 2X8 (604) 696-3000.

About Goldcorp:

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines. For further information about Goldcorp, please visit their website at www.goldcorp.com.

About Exeter:

Exeter is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. Caspiche is well located in Chile's Maricunga district, which has good infrastructure and is in close proximity to other large scale mining operations and projects in development.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the anticipated benefits of the acquisition of Exeter to Goldcorp, the number of Goldcorp shares to be issued, timing and anticipated payment, the ability of Goldcorp to complete the Arrangement, the development of the Caspiche project, the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. In respect of the forward-looking statements concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, Goldcorp has provided them in reliance on certain assumptions that they believe are reasonable at this time. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, Mineral Reserves and Mineral Resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and



liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the benefits expected from the Arrangement not being realized; risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; risks associated with restructuring and cost-efficiency initiatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to the integration of acquisitions; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

INVESTOR CONTACT
Etienne Morin
Director, Investor Relations
(800) 567-6223
E-mail: info@goldcorp.com

MEDIA CONTACT
Christine Marks
Director, Corporate Communications
Telephone: (604) 696-3050
E-mail: media@goldcorp.com